UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June 2024

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 13, 2024, Aneil Manhas notified the board of directors of Bruush Oral Care Inc. (the “Company”) of his decision to resign from his positions as the Company’s Chief Executive Officer, director, and Chairman of the board of directors, effective immediately, and the board of directors has accepted such resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	June 20, 2024	By:	/s/ Mandeek Manhas
		Name:	Mandeek Manhas
		Title:	Chief Financial Officer